UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42839

ChowChow Cloud International Holdings Limited

Unit 03, 23/F, Aitken Vanson Centre,

No. 61 Hoi Yuen Road, Kwun Tong

Kowloon, Hong Kong

+852 3461 3788

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On October 27, 2026, ChowChow Cloud International Holdings Limited (the “Company”) issued a press release announcing an update regarding the previously disclosed securities purchase agreement entered into by the Company and an investor on June 16, 2026 (the “Securities Purchase Agreement”).

As previously disclosed, the Securities Purchase Agreement provides for the issuance and sale of 862,069 ordinary shares of the Company at a purchase price of $0.58 per share, for an aggregate purchase price of $500,000.

As a result of the Company’s previously disclosed 1-for-10 reverse share split and redesignation, each approved by the Company’s shareholders at the extraordinary general meeting held on September 14, 2026 and effective October 23, 2026, the number of shares issuable under the Securities Purchase Agreement was adjusted to 86,207 Class A Ordinary Shares and the purchase price was correspondingly adjusted to US$5.80 per share.

On October 26, 2026, the Company received the outstanding balance of the purchase price payable under the Securities Purchase Agreement. Accordingly, the Company has now received the full aggregate purchase price of $500,000. The Company expects the transaction to close during the week ending October 30, 2026, subject to the satisfaction or waiver of the remaining customary closing conditions.

As of October 27, 2026, the transaction has not yet closed, and no Class A Ordinary Shares have been issued pursuant to the Securities Purchase Agreement. The Company expects to issue 86,207 Class A Ordinary Shares to the investor upon the closing of the transaction.

A copy of the press release is furnished as Exhibit 99.1 to this Form 6-K and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated October 27, 2026.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChowChow Cloud International Holdings Limited

Date: October 27, 2026	By:	/s/ Yee Kar Wing
	Name:	Yee Kar Wing
	Title:	Chairman of the Board and Chief Executive Officer

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